Exhibit 32.2

MESA AIR GROUP, INC. AND ITS SUBSIDIARIES

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Mesa Air Group, Inc. (the "Company") on Form 10-Q for the period ended March 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael J. Lotz, President & Chief Operating Officer (Principal Financial and Accounting Officer) of the Company, certify, pursuant to 18 U.S.C. §§ 1350, as adopted pursuant to §§ 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) Th e info rmation con tained in t he Rep ort fai rly p resents, in all material resp ects, th e financial co ndition and resu lt of operations of the Company.

By: /s/ MICHAEL J. LOTZ
Michael J. Lotz
President & Chief Operating Officer
(Principal Financial and Accounting Officer)

Date: May 11, 2009